

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2012

Via Email
Mr. Ben Rosenzweig
The Committee to Strengthen J. Alexander's
3280 Peachtree Rd, Suite 2670
Atlanta, GA 30305

> **Re: J. Alexander's Corporation**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed by Privet Fund LP, Privet Fund Management LLC, Ryan Levenson,**
> **Ben Rosenzweig and Todd Diener**
> **Filed May 18, 2012**
> **File No. 001-08766**

Dear Mr. Rosenzweig:

We have reviewed the amended filing and have the following comments.

General

1.   Refer to the last sentence of the bracketed language appearing on page i. You disclose
       that you "expect the Company will provide" an Omnibus ballot. There does not appear to
       be a reasonable basis for this statement given that the company is not obligated under
       state law to provide this option and you have not been told that they will do so. Further,
       your disclosure appears to be internally inconsistent and potentially confusing to
       shareholders. Specifically, your disclosure fails to clarify that shareholders would only
       be capable of voting in the manner you posit by <u>revoking</u> the very proxy authority you
       are soliciting in order to be capable of voting their shares. Please remove the last
       sentence and make conforming revisions throughout the proxy statement.

2.   Please refer to the bracketed language on page ii and your responses to prior comments 3
       and 11. It is not apparent why this additional disclosure is needed given your
       acknowledgment of the inapplicability of the short-slate provisions and your prior
       acknowledgment that GOLD proxies confer authority to the participants to vote shares
       represented by the proxy only with respect to two of your nominees. Please revise to
       eliminate the bracketed language in the first paragraph of page ii. Please make
       conforming revisions throughout the proxy statement.

3.   Please clarify the timeline and potential impediments to the approval of the proposal your
       nominees intend to introduce to the Board relating to the filling of vacancies on the Board
       after the annual meeting election. Also, consider including such disclosure in the list of
       plans the participants outline on page 17.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc (via email): Rick Miller, Esq.
                Bryan Cave LLP